Mail Stop 3-9								January 3, 2005

Julianne Lu
Chief Executive Officer
China Health Holding, Inc.
666 Burrard Street
Suite 3400
Vancouver, British Columbia
Canada V6C 2X8

Re:	China Health Holding, Inc.
	Registration Statement on Form SB-2/A
      Filed December 22, 2004
	File Number 333-119034

 Dear Ms. Lu:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
General
1. We note your new disclosure relating to p values for DFU898 on page 13 of the registration statement. Please provide more information regarding the p values, including an introductory sentence that explains what a p value is and explaining what you mean by "getting something more extreme than our results." Please use simple and specific terms that will be easy for investors to understand.

Item 26. Recent Sales of Unregistered Securities (page II-2)
2. We note your response to comment 16, but continue to believe that shares issued on the same day or close proximity should have the same fair value. It appears there may be a compensatory value that may need to be recorded at the issuance of the shares. Please revise the filing or explain to us what factors have led to different fair values.
      As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.
      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.
      You may contact Whitnie Storey at (202) 942-5385 or Lisa Vanjoske, at (202) 942-1972 if you have questions regarding comments on the financial statements and related matters. Please contact Zafar
Hasan at (202) 942-7381or me at (202) 942-1840 with any other questions.
   Sincerely,



      Jeffrey Riedler
   Assistant Director

   cc:	Michael Kagnoff
   	Heller Ehrman White & McAuliff, LLP
   	4350 La Jolla Village Drive
   	7th Floor
   	San Diego, California 92122

??

??

??

??

China Health Holding, Inc.
Page 2 of 2